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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number   025582
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                           NOTIFICATION OF LATE FILING

(Check One): [_]Form 10-K [_]Form 11-K [_]Form 20-F [X]Form 10-Q [_]Form N-SAR

     For Period Ended:     March 31, 2000
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     [_]Transition Report on Form 10-K     [_]Transition Report on Form 10-Q
     [_]Transition Report on  Form 20-F    [_]Transition Report on Form N-SAR
     [_]Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant            Grace Development, Inc.
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Former name if applicable          Not Applicable
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Address of principal executive office (street and number) 1690 Chantilly Drive
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City, state and zip code            Atlanta, Georgia  30324
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                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)  The subject annual report, semi-annual report, transition report on
[X] Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   See Schedule A attached hereto.
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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of persons to contact in regard to this notification

          Benjamin F. Holcomb           (678)            222-1073
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          (Name)                     (Area Code)     (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               [X]Yes   [_]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                               [X]Yes   [_]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

   See Schedule B attached hereto.
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                             Grace Development, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   May 16, 2000       By:   /s/ Benjamin F. Holcomb
    ---------------------    -------------------------------------------------
                                Benjamin F. Holcomb
                                Chairman & Chief Executive Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                                   SCHEDULE A
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                                 to Form 12b-25


     During the first quarter of 2000, the Company experienced extensive turnover among its senior management. The following key management positions were filled with new individuals during the first quarter of 2000: Chairman and Chief Executive Officer, hired February 1, 2000; Vice President, Chief Operating Officer, hired March 1, 2000; Vice President, Customer Operations, hired January 28, 2000; Vice President, Mergers and Acquisitions, hired January 31, 2000; Vice President, Engineering / Facilities, hired February 7, 2000; Vice President, Engineering / Support, hired February 7, 2000; and Vice President, Chief Information Officer, hired March 2, 2000. The Company's Vice President, Chief Financial Officer resigned effective February 28, 2000, and that position remains vacant at this time. The Company's Vice President, Mergers and Acquisitions, who was hired on January 31, 2000, resigned effective March 31, 2000.

     Also during the first quarter of 2000, on March 16, 2000, the Company made a change in its general outside legal counsel.

     Also during the first quarter of 2000, the Company completed the following significant acquisitions: (i) the acquisition of WebWizard, Inc. on January 31, 2000; (ii) the acquisition of P.V. Tel., Inc. on February 24, 2000; and (iii) the acquisition of Alpha Computer Services, Inc. on March 31, 2000. The financial position and results of operations of each of these entities must be incorporated into the Company's consolidated financial statements for the first quarter of 2000. This consolidation has proved to be exceptionally problematic and time consuming due to the fact that none of these entities had been subject to an audit by independent auditors prior to their acquisition by the Company and the fact that each of these entities uses a different automated accounting system.

     Due to the recent extensive management turnover, the recent change in general outside counsel, and the three recent significant acquisitions, all of which occurred during the first quarter of 2000, the Company could not timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, without unreasonable effort and expense.
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                                   SCHEDULE B
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                                 to Form 12b-25


     As of the date hereof, the Company estimates that its Revenues increased from approximately $7,000 in the first quarter of 1999, to approximately $626,000 in the first quarter of 2000, due primarily to four significant acquisitions completed since the end of the first quarter of 1999. As of the date hereof, the Company estimates that its Net Loss increased from approximately $22,000 in the first quarter of 1999, to approximately $2,720,000 in the first quarter of 2000, due primarily to an estimated increase in Operating Expenses from approximately $29,000 in the first quarter of 1999, to approximately $3,140,000 in the first quarter of 2000.